Exhibit (j)

Consent of Independent Registered Public Accounting Firm

We consent to the references to our firm under the captions “Financial Highlights” in the Prospectus and “Investment Management and Other Services” and “Financial Statements” in the Statement of Additional Information, each dated December 16, 2023, and each included in this Post-Effective Amendment No. 10 to the Registration Statement (Form N-1A, No. 811-23820) of Morgan Stanley ETF Trust (the “Registration Statement”).

We also consent to the incorporation by reference of our report dated November 27, 2023, with respect to the financial statements and financial highlights of Eaton Vance Total Return Bond ETF (Predecessor Fund MSIFT Core Plus Fixed Income Portfolio) included in the Annual Report to Shareholders (Form N-CSR) for the year ended September 30, 2023, into this Registration Statement, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

Boston, Massachusetts

December 15, 2023